Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2015

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2015	2014

Revenues	1
Gross Sales		3,165	5,115
Less: Royalties		24	103
		3,141	5,012
Expenses	1
Purchased Product		1,732	2,579
Transportation and Blending		528	653
Operating		476	572
Production and Mineral Taxes		5	7
(Gain) Loss on Risk Management	18	(6)	4
Depreciation, Depletion and Amortization	10	499	454
General and Administrative		72	109
Finance Costs	4	121	130
Interest Income		(11)	(2)
Foreign Exchange (Gain) Loss, Net	5	515	147
Research Costs		7	2
(Gain) Loss on Divestiture of Assets	11	(16)	—
Other (Income) Loss, Net		—	(1)
Earnings (Loss) Before Income Tax		(781)	358
Income Tax Expense (Recovery)	6	(113)	111
Net Earnings (Loss)		(668)	247
Other Comprehensive Income (Loss), Net of Tax	15
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(1)	(8)
Items That May be Reclassified to Profit or Loss:
Change in Value of Available for Sale Financial Assets		—	—
Foreign Currency Translation Adjustment		272	70
Total Other Comprehensive Income (Loss), Net of Tax		271	62
Comprehensive Income (Loss)		(397)	309

Net Earnings (Loss) Per Common Share	7
Basic		$(0.86)	$0.33
Diluted		$(0.86)	$0.33

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended March 31, 2015

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

		March 31,	December 31,
	Notes	2015	2014

Assets
Current Assets
Cash and Cash Equivalents		1,804	883
Accounts Receivable and Accrued Revenues		1,367	1,582
Income Tax Receivable		15	28
Inventories	8	1,250	1,224
Risk Management	18	340	478
Current Assets		4,776	4,195
Exploration and Evaluation Assets	1,9	1,706	1,625
Property, Plant and Equipment, Net	1,10	19,057	18,563
Risk Management	18	1	—
Other Assets		68	70
Goodwill	1	242	242
Total Assets		25,850	24,695

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,134	2,588
Income Tax Payable		276	357
Risk Management	18	16	12
Current Liabilities		2,426	2,957
Long-Term Debt	12	5,973	5,458
Risk Management	18	7	4
Decommissioning Liabilities	13	2,819	2,616
Other Liabilities		146	172
Deferred Income Taxes		3,350	3,302
Total Liabilities		14,721	14,509
Shareholders’ Equity		11,129	10,186
Total Liabilities and Shareholders’ Equity		25,850	24,695

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended March 31, 2015

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 14)			(Note 15)

Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	—	—	247	—	247
Other Comprehensive Income (Loss)	—	—	—	62	62
Total Comprehensive Income (Loss)	—	—	247	62	309
Common Shares Issued Under Stock Option Plans	24	—	—	—	24
Stock-Based Compensation Expense	—	22	—	—	22
Dividends on Common Shares	—	—	(202)	—	(202)
Balance as at March 31, 2014	3,881	4,241	1,705	272	10,099

Balance as at December 31, 2014	3,889	4,291	1,599	407	10,186
Net Earnings (Loss)	—	—	(668)	—	(668)
Other Comprehensive Income (Loss)	—	—	—	271	271
Total Comprehensive Income (Loss)	—	—	(668)	271	(397)
Common Shares Issued for Cash	1,463	—	—	—	1,463
Common Shares Issued Pursuant to Dividend Reinvestment Plan	84	—	—	—	84
Common Shares Issued Under Stock Option Plans	—	—	—	—	—
Stock-Based Compensation Expense	—	15	—	—	15
Dividends on Common Shares	—	—	(222)	—	(222)
Balance as at March 31, 2015	5,436	4,306	709	678	11,129

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended March 31, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,

($ millions)

		Three Months Ended
	Notes	2015	2014

Operating Activities
Net Earnings (Loss)		(668)	247
Depreciation, Depletion and Amortization	10	499	454
Deferred Income Taxes	6	(27)	36
Unrealized (Gain) Loss on Risk Management	18	145	(26)
Unrealized Foreign Exchange (Gain) Loss	5	523	143
(Gain) Loss on Divestiture of Assets	11	(16)	—
Unwinding of Discount on Decommissioning Liabilities	4,13	31	30
Other		8	20
		495	904
Net Change in Other Assets and Liabilities		(54)	(42)
Net Change in Non-Cash Working Capital		(166)	(405)
Cash From Operating Activities		275	457

Investing Activities
Capital Expenditures — Exploration and Evaluation Assets	9	(74)	(104)
Capital Expenditures — Property, Plant and Equipment	10	(455)	(725)
Proceeds From Divestiture of Assets	11	16	1
Net Change in Investments and Other		2	(1,579)
Net Change in Non-Cash Working Capital		(132)	10
Cash (Used in) Investing Activities		(643)	(2,397)

Net Cash Provided (Used) Before Financing Activities		(368)	(1,940)

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		(19)	426
Common Shares Issued, Net of Issuance Costs	14	1,449	—
Common Shares Issued Under Stock Option Plans		—	22
Dividends Paid on Common Shares	7	(138)	(202)
Cash From (Used in) Financing Activities		1,292	246

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(3)	57
Increase (Decrease) in Cash and Cash Equivalents		921	(1,637)
Cash and Cash Equivalents, Beginning of Period		883	2,452
Cash and Cash Equivalents, End of Period		1,804	815

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company’s reportable segments are:

•                  Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                  Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•                  Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

•                  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

A) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	732	1,260	443	838	2,096	3,258
Less: Royalties	3	51	21	52	—	—
	729	1,209	422	786	2,096	3,258
Expenses
Purchased Product	—	—	—	—	1,838	2,820
Transportation and Blending	470	559	58	94	—	—
Operating	144	181	157	195	177	198
Production and Mineral Taxes	—	—	5	7	—	—
(Gain) Loss on Risk Management	(90)	22	(47)	13	(14)	(5)
Operating Cash Flow	205	447	249	477	95	245
Depreciation, Depletion and Amortization	170	143	262	252	46	39
Segment Income (Loss)	35	304	(13)	225	49	206

	Corporate and Eliminations		Consolidated
For the three months ended March 31,	2015	2014	2015	2014

Revenues
Gross Sales	(106)	(241)	3,165	5,115
Less: Royalties	—	—	24	103
	(106)	(241)	3,141	5,012
Expenses
Purchased Product	(106)	(241)	1,732	2,579
Transportation and Blending	—	—	528	653
Operating	(2)	(2)	476	572
Production and Mineral Taxes	—	—	5	7
(Gain) Loss on Risk Management	145	(26)	(6)	4
	(143)	28	406	1,197
Depreciation, Depletion and Amortization	21	20	499	454
Segment Income (Loss)	(164)	8	(93)	743
General and Administrative	72	109	72	109
Finance Costs	121	130	121	130
Interest Income	(11)	(2)	(11)	(2)
Foreign Exchange (Gain) Loss, Net	515	147	515	147
Research Costs	7	2	7	2
(Gain) Loss on Divestiture of Assets	(16)	—	(16)	—
Other (Income) Loss, Net	—	(1)	—	(1)
	688	385	688	385
Earnings (Loss) Before Income Tax			(781)	358
Income Tax Expense (Recovery)			(113)	111
Net Earnings (Loss)			(668)	247

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

B) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the three months ended March 31,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	723	1,230	315	651	1,038	1,881
Less: Royalties	3	51	19	49	22	100
	720	1,179	296	602	1,016	1,781
Expenses
Transportation and Blending	470	559	53	89	523	648
Operating	139	170	109	145	248	315
Production and Mineral Taxes	—	—	5	8	5	8
(Gain) Loss on Risk Management	(89)	22	(37)	13	(126)	35
Operating Cash Flow	200	428	166	347	366	775

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended March 31,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	6	27	122	184	128	211
Less: Royalties	—	—	2	3	2	3
	6	27	120	181	126	208
Expenses
Transportation and Blending	—	—	5	5	5	5
Operating	4	4	47	49	51	53
Production and Mineral Taxes	—	—	—	(1)	—	(1)
(Gain) Loss on Risk Management	(1)	—	(10)	—	(11)	—
Operating Cash Flow	3	23	78	128	81	151

	Other
	Oil Sands		Conventional		Total
For the three months ended March 31,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	3	3	6	3	9	6
Less: Royalties	—	—	—	—	—	—
	3	3	6	3	9	6
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	1	7	1	1	2	8
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	2	(4)	5	2	7	(2)

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended March 31,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	732	1,260	443	838	1,175	2,098
Less: Royalties	3	51	21	52	24	103
	729	1,209	422	786	1,151	1,995
Expenses
Transportation and Blending	470	559	58	94	528	653
Operating	144	181	157	195	301	376
Production and Mineral Taxes	—	—	5	7	5	7
(Gain) Loss on Risk Management	(90)	22	(47)	13	(137)	35
Operating Cash Flow	205	447	249	477	454	924

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended March 31,	2015	2014	2015	2014	2015	2014

Revenues
Gross Sales	1,625	2,815	1,540	2,300	3,165	5,115
Less: Royalties	24	103	—	—	24	103
	1,601	2,712	1,540	2,300	3,141	5,012
Expenses
Purchased Product	432	708	1,300	1,871	1,732	2,579
Transportation and Blending	528	653	—	—	528	653
Operating	306	382	170	190	476	572
Production and Mineral Taxes	5	7	—	—	5	7
(Gain) Loss on Risk Management	(1)	9	(5)	(5)	(6)	4
	331	953	75	244	406	1,197
Depreciation, Depletion and Amortization	453	415	46	39	499	454
Segment Income (Loss)	(122)	538	29	205	(93)	743

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

D) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus’s share of operating cash flow from FCCL and WRB for the three months ended March 31, 2015 was $134 million and $87 million, respectively (three months ended March 31, 2014 – $418 million and $245 million).

E) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
	March 31,	December 31,	March 31,	December 31,
As at	2015	2014	2015	2014

Oil Sands	1,621	1,540	8,803	8,606
Conventional	85	85	6,020	6,038
Refining and Marketing	—	—	3,898	3,568
Corporate and Eliminations	—	—	336	351
Consolidated	1,706	1,625	19,057	18,563

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2015	2014	2015	2014

Oil Sands	242	242	11,200	11,024
Conventional	—	—	6,251	6,211
Refining and Marketing	—	—	5,725	5,520
Corporate and Eliminations	—	—	2,674	1,940
Consolidated	242	242	25,850	24,695

(1) Exploration and evaluation (“E&E”) assets.

(2) Property, plant and equipment (“PP&E”).

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

By Geographic Region

	E&E		PP&E
	March 31,	December 31,	March 31,	December 31,
As at	2015	2014	2015	2014

Canada	1,706	1,625	15,163	14,999
United States	—	—	3,894	3,564
Consolidated	1,706	1,625	19,057	18,563

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2015	2014	2015	2014

Canada	242	242	20,984	20,231
United States	—	—	4,866	4,464
Consolidated	242	242	25,850	24,695

F) Capital Expenditures (1)

	Three Months Ended
For the period ended March 31,	2015	2014

Capital
Oil Sands	414	527
Conventional	66	270
Refining and Marketing	44	23
Corporate	5	9
	529	829
Acquisition Capital
Conventional	—	1
	529	830

(1) Includes expenditures on PP&E and E&E.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2014, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective April 28, 2015.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Accounting Standards and Interpretations Adopted

There were no new or amended accounting standards or interpretations adopted during the three months ended March 31, 2015.

B) New Accounting Standards and Interpretations not yet Adopted

There were no new or amended accounting standards or interpretations issued during the three months ended March 31, 2015 that are applicable to the Company in future periods. A description of accounting standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014.

4. FINANCE COSTS

	Three Months Ended
For the period ended March 31,	2015	2014

Interest Expense — Short-Term Borrowings and Long-Term Debt	80	71
Interest Expense — Partnership Contribution Payable (1)	—	22
Unwinding of Discount on Decommissioning Liabilities (Note 13)	31	30
Other	10	7
	121	130

(1) On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31,	2015	2014

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	514	196
Other	9	(53)
Unrealized Foreign Exchange (Gain) Loss	523	143
Realized Foreign Exchange (Gain) Loss	(8)	4
	515	147

6. INCOME TAXES

The provision for income taxes is:

	Three Months Ended
For the period ended March 31,	2015	2014

Current Tax
Canada	(86)	43
United States	—	32
Total Current Tax	(86)	75
Deferred Tax	(27)	36
	(113)	111

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

7. PER SHARE AMOUNTS

A) Net Earnings Per Share

	Three Months Ended
For the period ended March 31,	2015	2014

Net Earnings (Loss) — Basic and Diluted ($ millions)	(668)	247

Basic — Weighted Average Number of Shares (millions)	778.9	756.4
Dilutive Effect of Cenovus TSARs (1)	—	0.9
Dilutive Effect of Cenovus NSRs (2)	—	—
Diluted — Weighted Average Number of Shares	778.9	757.3

Net Earnings (Loss) Per Common Share ($)
Basic	$(0.86)	$0.33
Diluted	$(0.86)	$0.33

(1) Tandem stock appreciation rights (“TSARs”).

(2) Net settlement rights (“NSRs”).

B) Dividends Per Share

The Company paid dividends of $0.2662 per share or $222 million for the three months ended March 31, 2015 (March 31, 2014 — $202 million, $0.2662 per share), including cash dividends of $138 million (March 31, 2014 — $202 million). The Cenovus Board of Directors declared a second quarter dividend of $0.2662 per share, payable on June 30, 2015, to common shareholders of record as of June 15, 2015.

8. INVENTORIES

	March 31,	December 31,
As at	2015	2014

Product
Refining and Marketing	974	972
Oil Sands	208	182
Conventional	21	28
Parts and Supplies	47	42
	1,250	1,224

As a result of a decline in crude oil and certain refined product prices, Cenovus recorded a write-down of its product inventory of $6 million from cost to net realizable value as at March 31, 2015. As at December 31, 2014, Cenovus recorded a write-down of its product inventory of $131 million, of which $11 million has been subsequently reversed due to the improvement of certain product prices.

9. EXPLORATION AND EVALUATION ASSETS

COST
As at December 31, 2013	1,473
Additions	279
Transfers to PP&E (Note 10)	(53)
Exploration Expense	(86)
Divestitures	(2)
Change in Decommissioning Liabilities	14
As at December 31, 2014	1,625
Additions	74
Transfers to PP&E (Note 10)	—
Change in Decommissioning Liabilities	7
As at March 31, 2015	1,706

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

E&E assets consist of the Company’s projects which are pending determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the three months ended March 31, 2015 include $9 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2014 — $51 million). No borrowing costs or costs classified as general and administrative expenses have been capitalized during the three months ended March 31, 2015 (year ended December 31, 2014 — $nil).

For the three months ended March 31, 2015, no E&E assets were transferred to PP&E following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2014 — $53 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recorded in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of E&E assets for the three months ended March 31, 2015 (year ended December 31, 2014 — $86 million).

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions (2)	2,522	43	162	63	2,790
Transfers From E&E Assets (Note 9)	53	—	—	—	53
Transfers to Assets Held for Sale	(55)	—	—	—	(55)
Change in Decommissioning Liabilities	264	—	(3)	—	261
Exchange Rate Movements and Other	1	—	338	—	339
Divestitures	(474)	—	—	(2)	(476)
As at December 31, 2014	31,701	329	4,151	910	37,091
Additions	403	3	44	5	455
Transfers From E&E Assets (Note 9)	—	—	—	—	—
Change in Decommissioning Liabilities	204	—	—	—	204
Exchange Rate Movements and Other	—	—	388	1	389
As at March 31, 2015	32,308	332	4,583	916	38,139

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	1,602	40	156	83	1,881
Transfers to Assets Held for Sale	(27)	—	—	—	(27)
Impairment Losses	65	—	—	—	65
Exchange Rate Movements and Other	38	—	42	—	80
Divestitures	(316)	—	—	—	(316)
As at December 31, 2014	17,153	233	584	558	18,528
Depreciation, Depletion and Amortization	421	11	46	21	499
Exchange Rate Movements and Other	(1)	—	56	—	55
As at March 31, 2015	17,573	244	686	579	19,082

CARRYING VALUE
As at December 31, 2013	13,599	93	3,268	374	17,334
As at December 31, 2014	14,548	96	3,567	352	18,563
As at March 31, 2015	14,735	88	3,897	337	19,057

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $44 million for the three months ended March 31, 2015 (year ended December 31, 2014 — $216 million). All of the Company’s development and production assets are located within Canada. No borrowing costs or costs classified as general and administrative expenses have been capitalized during the three months ended March 31, 2015 (year ended December 31, 2014 – $nil).

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization (“DD&A”):

	March 31,	December 31,
As at	2015	2014

Development and Production	500	478
Refining Equipment	190	159
	690	637

Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recorded in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of PP&E for the three months ended March 31, 2015 (year ended December 31, 2014 — $65 million).

11. DIVESTITURES

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

12. LONG-TERM DEBT

		March 31,	December 31,
As at	US$ Principal	2015	2014

Revolving Term Debt (1)	—	—	—
U.S. Dollar Denominated Unsecured Notes	4,750	6,024	5,510
Total Debt Principal		6,024	5,510
Debt Discounts and Transaction Costs		(51)	(52)
		5,973	5,458

(1) Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

As at March 31, 2015, the Company is in compliance with all of the terms of its debt agreements.

13. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

	March 31,	December 31,
As at	2015	2014

Decommissioning Liabilities, Beginning of Year	2,616	2,370
Liabilities Incurred	5	48
Liabilities Settled	(43)	(93)
Liabilities Divested	—	(60)
Transfers and Reclassifications	—	(9)
Change in Estimated Future Cash Flows	4	115
Change in Discount Rate	202	122
Unwinding of Discount on Decommissioning Liabilities	31	120
Foreign Currency Translation	4	3
Decommissioning Liabilities, End of Period	2,819	2,616

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.5 percent as at March 31, 2015 (December 31, 2014 – 4.9 percent).

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

14. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares and, subject to certain conditions, an unlimited number of first preferred and second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	March 31, 2015		December 31, 2014
As at	Number of Common Shares (Thousands)	Amount	Number of Common Shares (Thousands)	Amount

Outstanding, Beginning of Year	757,103	3,889	756,046	3,857
Common Shares Issued, Net of Issuance Costs	67,500	1,463	—	—
Common Shares Issued Pursuant to Dividend Reinvestment Plan	3,930	84	—	—
Common Shares Issued Under Stock Option Plans	—	—	1,057	32
Outstanding, End of Period	828,533	5,436	757,103	3,889

On March 3, 2015, Cenovus issued 67.5 million common shares at a price of $22.25 per common share. The Company intends to use the net proceeds to partially fund its capital expenditure program for 2015 and for general corporate purposes.

The Company has a dividend reinvestment plan (“DRIP”). Under the DRIP, holders of common shares may reinvest all or a portion of the cash dividends payable on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury of the Company or purchased on the market. On March 31, 2015, the Company issued 3.9 million common shares from treasury under the DRIP.

There were no preferred shares outstanding as at March 31, 2015 (December 31, 2014 — nil).

As at March 31, 2015, there were nine million (December 31, 2014 — 13 million) common shares available for future issuance under stock option plans.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at March 31, 2015	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(30)	427	10	407
Other Comprehensive Income (Loss), Before Tax	(1)	272	—	271
Income Tax	—	—	—	—
Balance, End of Period	(31)	699	10	678

As at March 31, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income (Loss), Before Tax	(11)	70	—	59
Income Tax	3	—	—	3
Balance, End of Period	(20)	282	10	272

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

16. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

As at March 31, 2015	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)

NSRs	On or After February 24, 2011	7	5.07	31.68	21.35	44,227
TSARs	On or After February 17, 2010	7	1.95	26.74	21.35	3,788

NSRs

The weighted average unit fair value of NSRs granted during the three months ended March 31, 2015 was $3.58 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at March 31, 2015	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	40,549	32.63
Granted	4,063	22.27
Exercised	—	—
Forfeited	(385)	32.20
Outstanding, End of Period	44,227	31.68
Exercisable, End of Period	23,418	34.60

TSARs

The Company has recorded a liability of $4 million as at March 31, 2015 (December 31, 2014 — $8 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at March 31, 2015 was $nil (December 31, 2014 — $nil).

The following table summarizes information related to the TSARs held by Cenovus employees:

As at March 31, 2015	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	3,862	26.72
Exercised for Cash Payment	—	—
Exercised as Options for Common Shares	—	—
Forfeited	(5)	26.63
Expired	(69)	25.69
Outstanding, End of Period	3,788	26.74
Exercisable, End of Period	3,788	26.74

B) Performance Share Units

The Company has recorded a liability of $56 million as at March 31, 2015 (December 31, 2014 — $109 million) in the Consolidated Balance Sheets for performance share units (“PSUs”) based on the market value of Cenovus’s common shares as at March 31, 2015. The intrinsic value of vested PSUs was $nil as at March 31, 2015 and December 31, 2014 as PSUs are paid out upon vesting.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at March 31, 2015	Number of PSUs (Thousands)

Outstanding, Beginning of Year	7,099
Granted	—
Vested and Paid Out	(1,436)
Cancelled	(1,077)
Units in Lieu of Dividends	57
Outstanding, End of Period	4,643

C) Restricted Share Units

Cenovus has granted restricted share units (“RSUs”) to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as compensation costs over the vesting period. Fluctuations in the fair value are recognized as compensation costs in the period they occur.

The Company has recorded a liability of $4 million as at March 31, 2015 (December 31, 2014 — $1 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus’s common shares as at March 31, 2015. The intrinsic value of vested RSUs was $nil as at March 31, 2015 and December 31, 2014 as RSUs are paid out upon vesting.

The following table summarizes the information related to the RSUs held by Cenovus employees:

As at March 31, 2015	Number of RSUs (Thousands)

Outstanding, Beginning of Year	93
Granted	2,323
Vested and Paid Out	(22)
Cancelled	—
Units in Lieu of Dividends	30
Outstanding, End of Period	2,424

D) Deferred Share Units

The Company has recorded a liability of $29 million as at March 31, 2015 (December 31, 2014 — $31 million) in the Consolidated Balance Sheets for deferred share units (“DSUs”) based on the market value of Cenovus’s common shares as at March 31, 2015. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at March 31, 2015	Number of DSUs (Thousands)

Outstanding, Beginning of Year	1,297
Granted to Directors	54
Granted From Annual Bonus Awards	10
Units in Lieu of Dividends	17
Redeemed	(2)
Outstanding, End of Period	1,376

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

E) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended
For the period ended March 31,	2015	2014

NSRs	11	13
TSARs	(3)	—
PSUs	(16)	32
RSUs	3	—
DSUs	(2)	4
Stock-Based Compensation Expense (Recovery)	(7)	49

17. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

	March 31,	December 31,
As at	2015	2014

Long-Term Debt	5,973	5,458
Shareholders’ Equity	11,129	10,186
Capitalization	17,102	15,644
Debt to Capitalization	35%	35%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

	March 31,	December 31,
As at	2015	2014

Debt	5,973	5,458
Net Earnings (Loss)	(171)	744
Add (Deduct):
Finance Costs	436	445
Interest Income	(42)	(33)
Income Tax Expense	277	451
Depreciation, Depletion and Amortization	1,991	1,946
Goodwill Impairment	497	497
E&E Impairment	86	86
Unrealized (Gain) Loss on Risk Management	(425)	(596)
Foreign Exchange (Gain) Loss, Net	779	411
(Gain) Loss on Divestitures of Assets	(172)	(156)
Other (Income) Loss, Net	(3)	(4)
Adjusted EBITDA (1)	3,203	3,791
Debt to Adjusted EBITDA	1.9x	1.4x

(1) Calculated on a trailing twelve-month basis.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt. It is Cenovus’s intention to maintain investment grade credit ratings.

As at March 31, 2015, Cenovus had $3.0 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at March 31, 2015, Cenovus is in compliance with all of the terms of its debt agreements.

18. FINANCIAL INSTRUMENTS

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2015, the carrying value of Cenovus’s long-term debt was $5,973 million and the fair value was $6,445 million (December 31, 2014 carrying value — $5,458 million, fair value — $5,726 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

	March 31,	December 31,
As at	2015	2014

Fair Value, Beginning of Year	32	32
Acquisition of Investments	—	4
Reclassification of Equity Investments	—	(4)
Change in Fair Value (1)	—	—
Fair Value, End of Period	32	32

(1) Unrealized gains and losses on available for sale financial assets are recorded in other comprehensive income.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts as at March 31, 2015 range from $31.50 to $44.25 per Megawatt Hour.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

Summary of Unrealized Risk Management Positions

	March 31, 2015			December 31, 2014
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	297	8	289	423	7	416
Natural Gas	44	—	44	55	—	55
Power	—	15	(15)	—	9	(9)
Total Fair Value	341	23	318	478	16	462

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	March 31,	December 31,
As at	2015	2014

Prices Sourced From Observable Data or Market Corroboration (Level 2)	333	471
Prices Determined From Unobservable Inputs (Level 3)	(15)	(9)
	318	462

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to March 31:

	2015	2014

Fair Value of Contracts, Beginning of Year	462	(129)
Fair Value of Contracts Realized During the Period (1)	(151)	30
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period (2)	6	(4)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1	(2)
Fair Value of Contracts, End of Period	318	(105)

(1) Includes a realized loss of $3 million related to the power contracts (2014 — $nil).

(2) Includes a decrease of $9 million related to the power contracts (2014 — $nil).

C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended
For the period ended March 31,	2015	2014

Realized (Gain) Loss (1)	(151)	30
Unrealized (Gain) Loss (2)	145	(26)
(Gain) Loss on Risk Management	(6)	4

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

19. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2014. The Company’s exposure to these risks has not changed significantly since December 31, 2014.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

Net Fair Value of Commodity Price Positions

As at March 31, 2015	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	1,000 bbls/d	January — June 2015	$100.25/bbl	3
Brent Fixed Price	18,000 bbls/d	January — December 2015	$113.75/bbl	192
Brent Fixed Price	6,000 bbls/d	January — June 2015	US$65.03/bbl	6
Brent Fixed Price	45,000 bbls/d	March — June 2015	US$56.45/bbl	(1)
Brent Fixed Price	18,000 bbls/d	July — September 2015	US$60.03/bbl	2
Brent Fixed Price	1,000 bbls/d	October — December 2015	US$64.00/bbl	—
Brent Fixed Price	4,000 bbls/d	January — December 2016	US$65.75/bbl	2
WCS Differential (1)	4,900 bbls/d	January — June 2015	US$(19.85)/bbl	(4)

Brent Collars	10,000 bbls/d	January — December 2015	$105.25 — $123.57/bbl	85

Other Financial Positions (2)				4
Crude Oil Fair Value Position				289

Natural Gas Contracts
Fixed Price Contracts
AECO Fixed Price	149 MMcf/d	January — December 2015	$3.86/Mcf	44
Natural Gas Fair Value Position				44

Power Purchase Contracts
Power Fair Value Position				(15)

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.

(2) Other financial positions are part of ongoing operations to market the Company’s production.

Commodity Price Sensitivities — Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management Positions in Place as at March 31, 2015

Commodity	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(215)	217
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	2	(2)
Natural Gas Commodity Price	± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(58)	58
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

20. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014. The Company did not enter into any new material contracts for the three months ended March 31, 2015.

Cenovus Energy Inc.	For the period ended March 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2015

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	For the period ended March 31, 2015